AccuStem Sciences Ltd

107 Cheapside, 9th Floor

London EC2V 6DN

United Kingdom

May 28, 2021

Jordan Metoyer

Suzanne Hayes

Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	AccuStem Sciences Ltd, Amendment No. 1 to Registration Statement on Form 20-F

Filed May 7, 2021; File No. 000-56257

Ladies and Gentlemen:

We are writing in response to the comments set forth in the Commission’s Staff’s comment letter dated May 14, 2021 relating to the above-referenced Amendment No. 1 to Registration Statement on Form 20-F (the “First Amended Registration Statement”) of AccuStem Sciences Ltd (the “Company”). In response to the Staff’s comments, the Company has revised the First Amended Registration Statement and is filing Amendment No. 2 to Registration Statement on Form 20-F (the “Second Amended Registration Statement”) together with this response letter. We are also sending, under separate cover, a marked copy of the Second Amended Registration Statement showing the changes to the First Amended Registration Statement.

For convenience, we have reproduced below in italics the Staff’s comments, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Second Amended Registration Statement where the revised language addressing a particular comment appears.

Financial Statements, page F-1

1.

We note your response to comment 10. As previously requested, please provide robust disclosure in your notes to the financial statements as to how the financial statements of the underlying business were prepared. If true, please revise to specifically confirm the assertions made in the next to last paragraph of your response to prior comment 10:

•	That the financial statements reflect all the costs of doing business related to the StemPrintER project;

•	That any costs Tiziana has incurred since the completion of the Demerger have been charged to the Company and these form the related party balance on your balance sheet; and

•	That no allocation of expenses is required as the Company has incurred all costs directly.

Securities and Exchange Commission

AccuStem Sciences Ltd

In response to the Staff’s comments, we have included an additional Note, Note 5, to the financial statements at page F-10 of the Second Amended Registration Statement, which sets out the basis for the costs recognized post completion of the demerger and added additional disclosure to Note 4, Acquisition of a Subsidiary, on page F-10 of the Second Amended Registration Statement.

Note 5. Intangible Assets, page F-10

2.	We note your response to comment 13. Please address the following:

•	As previously requested, please tell us how the intangible asset is defined, including descriptions of the underlying licenses and technologies;

•	Please disclose the reasons supporting your determination that the intangible asset should have an indefinitely useful life per IAS 38.122(a); and

•

Please expand your disclosures to better address how you determined the fair value under the cost approach, including what consideration you gave to obsolescence. In addition, your response indicates that you also considered the valuation determination by the approval of the High Court in the UK of 4 million. Please further explain the nature of this valuation that was performed and further your consideration of this value in arriving at your fair value amount. Refer to IFRS 13.B8-B9.

In response to the Staff’s comments, we note that the asset is defined as the license, patent rights and intellectual know how to develop and commercialize a multi-gene prognostic tool.

The License

As disclosed on page 40 of the Second Amended Registration Statement, the Company has been assigned an exclusive license agreement with IEO/University of Milan, pursuant to which the Company has obtained a worldwide, royalty-bearing, exclusive license under certain patents and a worldwide, royalty-bearing, non-exclusive license under certain know-how, respectively, of IEO/University of Milan to develop and commercialize licensed products in connection with a multi-gene prognostic tool (the “License”). Under the License, the Company has full control and authority over the research, development and commercialization of licensed products, and the Company is required to use commercially reasonable efforts in connection with the development and commercialization of the licensed products.

Following completion of the research plan, which is still in process, the Company must meet various diligence requirements.

The Company is required to make certain milestone payments:

•	€50,000 within 30 days of completion of development of a commercial test;

•	€100,000 within 30 days of the first commercial sale of a licensed product; and

•	€150,000 within 30 days of first regulatory approval in the U.S. or any other major market.

Securities and Exchange Commission

AccuStem Sciences Ltd

Under the License, the Company is required to pay all ongoing patent prosecution and maintenance costs for the royalty term (until the expiration of the last claim in an issued, unexpired patent within the licensed patents or a claim that has not been pending more than four years which covers the sale of such licensed product or service in such country), a royalty payment of 1.5% on net sales of licensed products and services, and a 15% royalty of sub-license revenues for each country for the term of the License.

The disclosure in Note 5 of the First Amended Registration Statement has been enhanced in what is now Note 6 to the Second Amended Registration Statement at page F-10 to provide clarification as to the reasons supporting the Company’s determination that the intangible asset should have an indefinite life.

The Company confirms that it has expanded its disclosures on page F-10 of the Second Amended Registration Statement to provide further information about its determination of fair value using the cost approach.

Tiziana Life Sciences plc (“Tiziana”) was required to apply to the High Court to seek a capital reduction (under the UK Company Law maintenance of capital rules) in an amount equal to the value of the distribution made to its shareholders pursuant to the demerger. Tiziana also sought a tax clearance of the demerger from HMRC in the UK, because certain qualifying demergers are treated as non-taxable under applicable tax legislation in the UK provided certain criteria are met. In both its application to the High Court for the sanctioning of the demerger distribution and its application to HMRC for the relevant tax clearances, Tiziana provided an explanation not only of the nature of the transaction but also the methodology of its assessment of the value of the demerger distribution, applying IFRS 13.

The three widely used valuation techniques cited by IFRS 13 are:

•	market approach,

•	cost approach, and

•	income approach.

Under IFRS 13, entities should choose a technique, or combination of techniques, that is most appropriate in the circumstances and for which sufficient data are available to measure fair value.

The market approach and the income approach are both primarily suitable to assets producing cashflows. Here, the relevant assets have not yet produced cashflows because the underlying product is yet to be marketed. The cost approach is usually used for measurement of:

•	tangible assets that are developed internally, or

•	assets that are used in combination with other assets and liabilities (IFRS 13.B8-B9).

The Company determined the market approach was not a viable tool for the valuation because the technique uses prices and other relevant information generated by market transactions involving identical or comparable (i.e., similar) assets, liabilities or a group of assets and liabilities, such as a business.

Securities and Exchange Commission

AccuStem Sciences Ltd

Here, the Company determined that a lack of comparable transactions made this approach unsuitable as the necessary supporting evidence was largely unavailable.

The Company determined that the income approach was also not an appropriate methodology because the technique involves the conversion of future amounts (e.g., cash flows or income and expenses) to a single current (i.e., discounted) amount. When a company uses the income approach, the fair value measurement reflects current market expectations about those future amounts. Here, the assets relate to a pre-revenue product which is still in the research and development stage; therefore, the Company determined it was not appropriate to use a methodology where its product approval was still so time distant and any projections could be highly unreliable.

The Company selected the cost approach because it is the model most frequently used for tangible assets produced internally and reflects the amount that would be required currently to replace the service capacity of an asset (often referred to as current replacement cost). B9 of IFRS 13 states that, from a market participant’s perspective, the price that would be received for the asset is based on a market participant buyer’s cost to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence, on the basis that a market participant buyer would not pay more for an asset than the amount for which it could replace the service capacity of that asset.

Because the asset is a potentially new product that is not yet in a position to be launched to the market and is not ready for use, the Company determined not to factor in any element of obsolescence but to record the value as the costs expended in the acquisition and development of the asset to date (which was considered to be comparable to the current replacement cost).

Both HMRC and the High Court, during their approval process, requested information about the accumulated costs associated with the value of the asset being reflected as a reduction in share premium These costs match the Company’s estimate of the current replacement cost in its assessment of the fair value under the cost approach, which is £2,073,930, which amount is in addition to the committed £1 million in cash and additional £926,070 cash contributed as a contingency for any other costs incurred prior to the finalization of the process (there were none).

*        *         *        *        *

The Company confirms its acknowledgment, in connection with its responses to the comment letter that:

1.	The Company is responsible for the adequacy and accuracy of their disclosures in the filings with the Commission;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission

AccuStem Sciences Ltd

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned, Keeren Shah, on +44 7780 820887 or our legal counsel, Nell Scott, on +44 29 7862 4748 with any questions you may have regarding the above responses.

Very truly yours,
ACCUSTEM SCIENCES LTD

By:	/S/ KEEREN SHAH
Name: Keeren Shah
Title: Finance Director

cc: (via email)

N. Nell Scott and Ed Lukins, Orrick, Herrington & Sutcliffe LLP

Jeffrey Fessler, Esq